                                                 CONFIRMING COPY OF PAPER FILING
                                                        MADE ON FEBRUARY 3, 1995

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            KNOGO NORTH AMERICA INC.
                            ------------------------
                                (Name of Issuer)



                          Common Stock, par value $.01
                         ------------------------------
                         (Title of Class of Securities)



                                    499163103
                                 --------------
                                 (CUSIP Number)



                                Walter J. Schloss
                     Walter & Edwin Schloss Associates, L.P.
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 370-1844
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)



                                December 29, 1994
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.




                               Page 1 of 11 Pages

CUSIP NO. 499158103000
          ------------

- --------------------------------------------------------------------------------
1)       Name of Reporting Person          Walter & Edwin Schloss
         S.S. or I.R.S. Identifica-        Associates, L.P.
         tion No. of Above Person          Employer I.D. No. 13-6065556
- --------------------------------------------------------------------------------

2)       Check the Appropriate Box          (a)
         if a Member of a Group                ---------------------------------
         (See Instructions)                 (b)          X
                                               ---------------------------------
- --------------------------------------------------------------------------------

3)       SEC Use Only
- --------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                           WC,OO
- --------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------

6)       Citizenship or Place of                      Delaware
         Organization
- --------------------------------------------------------------------------------

Number of       (7)      Sole Voting Power            743,000 shares
Shares Bene-    ----------------------------------------------------------------
 ficially       (8)      Shared Voting
Owned by                 Power                              -0-
Each Report-    ----------------------------------------------------------------
 ing Person     (9)      Sole Dispositive
With                     Power                        743,000 shares
                ----------------------------------------------------------------
                (10)     Shared Dispositive
                         Power                              -0-
- --------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person               743,000 shares
- --------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
- --------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                        13.2%(1)
- --------------------------------------------------------------------------------
14)      Type of Reporting Person (See
         Instructions)                                PN
- --------------------------------------------------------------------------------


- --------

(1) Based on 5,633,073 shares of Common Stock outstanding, as set forth in the Company's Prospectus, dated November 28, 1994, including as part of the Notice of Meeting and Proxy Statement of Knogo Corporation, dated November 28, 1994.




                               Page 2 of 11 Pages

CUSIP NO. 499163103
          ---------

- --------------------------------------------------------------------------------
1)       Name of Reporting Person                     Walter J. Schloss
         S.S. or I.R.S. Identifica-                   Soc. Sec. No. ###-##-####
         tion No. of Above Person
- --------------------------------------------------------------------------------

2)       Check the Appropriate Box          (a)
         if a Member of a Group                ---------------------------------
         (See Instructions)                 (b)          X
                                               ---------------------------------
- --------------------------------------------------------------------------------

3)       SEC Use Only
- --------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                     PF
- --------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------

6)       Citizenship or Place of                      United States
         Organization
- --------------------------------------------------------------------------------

Number of       (7)      Sole Voting Power            8,500 shares
Shares Bene-    ----------------------------------------------------------------
 ficially       (8)      Shared Voting
Owned by                 Power                        743,000 shares(1)
Each Report-    ----------------------------------------------------------------
 ing Person     (9)      Sole Dispositive
With                     Power                        8,500 shares
                ----------------------------------------------------------------
                (10)     Shared Dispositive
                         Power                        753,500 shares(1),(2)
- --------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person               751,500 shares(1)
- --------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain                          X
         Shares (See Instructions)
- --------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                        13.3%
- --------------------------------------------------------------------------------

14)      Type of Reporting Person (See
         Instructions)                                IN
- --------------------------------------------------------------------------------

(1) Includes 743,000 shares owned by Walter & Edwin Schloss Associates, L.P., of which Schloss Management Company ("Management") is the general partner. Walter J. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Walter J. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

(2) Includes 10,500 shares held in accounts of four clients of Walter J. Schloss, with respect to which he may from time to time possess certain indicia of investment discretion but as to which he has no voting power and he disclaims beneficial ownership.



                               Page 3 of 11 Pages

CUSIP NO. 499163103
          ---------

- --------------------------------------------------------------------------------
1)       Name of Reporting Person                    Edwin W. Schloss
         S.S. or I.R.S. Identifica-                  Soc. Sec. No. ###-##-####
         tion No. of Above Person
- --------------------------------------------------------------------------------

2)       Check the Appropriate Box          (a)
         if a Member of a Group                ---------------------------------
         (See Instructions)                 (b)          X
                                               ---------------------------------
- --------------------------------------------------------------------------------

3)       SEC Use Only
- --------------------------------------------------------------------------------

4)       Source of Funds (See
         Instructions)                                PF
- --------------------------------------------------------------------------------

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------

6)       Citizenship or Place of                      United States
         Organization
- --------------------------------------------------------------------------------

Number of       (7)      Sole Voting Power            7,000 shares
Shares Bene-    ----------------------------------------------------------------
 ficially       (8)      Shared Voting
Owned by                 Power                        743,000 shares(1)
Each Report-    ----------------------------------------------------------------
 ing Person     (9)      Sole Dispositive
With                     Power                        7,000 shares
                ----------------------------------------------------------------
                (10)     Shared Dispositive
                         Power                        750,000 shares(1)
- --------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person               750,000 shares(1)
- --------------------------------------------------------------------------------

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)                            X
- --------------------------------------------------------------------------------

13)      Percent of Class Represented
         by Amount in Row (11)                        13.3%
- --------------------------------------------------------------------------------
14)      Type of Reporting Person (See
         Instructions)                                IN
- --------------------------------------------------------------------------------
(1) Includes 743,000 shares owned by Associates of which Management is the general partner. Edwin W. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Edwin W. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.




                               Page 4 of 11 Pages

                             INTRODUCTORY STATEMENT


                  On July 26, 1989, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D, which was amended by Amendment No. 1 on September 22, 1989 and Amendment No. 2 on January 25, 1990 (the "Original Statement") relating to shares of Common Stock, par value $.01 per share (the "Old Knogo Common Stock"), of Knogo Corporation ("Old Knogo"), beneficially owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), Walter J. Schloss and Edwin W. Schloss. Pursuant to the stock distribution transaction (the "Distribution") described in the Notice of Meeting of Shareholders and Proxy Statement, dated November 28, 1994 (the "Proxy Statement"), of Old Knogo, all holders of shares of Old Knogo Common Stock immediately prior to the Distribution, received one share of Common Stock, par value $.01 per share (the "Common Stock") of Knogo North America Inc. (the "Company") for each share of Old Knogo Common Stock held by them.

                  This Statement being filed to report the distribution of the Common Stock of the Company to Associates, Walter Schloss and Edwin Schloss pursuant to the Distribution. This Statement does not report any additional equity investment by the filing persons.

Item 1.           Security and Issuer

                  This Statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Knogo North America Inc. (the "Company"), which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of New York with its principal executive offices located at 350 Wireless Boulevard, Hauppauge, New York 11788- 3907.

Item 2.           Identity and Background

                  (a) The persons filing this Statement are (i) Walter & Edwin Schloss Associates, L.P., a Delaware limited partnership ("Associates"); (ii) Walter J. Schloss; and (iii) Edwin W. Schloss (collectively, the "Filing Persons"). The general partner of Associates is Schloss Management Company, a New York general partnership ("Management"), of which Walter J. Schloss and Edwin W. Schloss are the general partners. Annexed as Exhibit A hereto, which appears on page 12 hereof and is incorporated by reference herein, is an agreement among Walter J. Schloss, Edwin W. Schloss and Associates that this Statement is filed on behalf of each of them. The filing of this Statement should not be deemed an admission that Walter J. Schloss, Edwin W. Schloss and Associates comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

                  (b) The business address of Associates is 52 Vanderbilt Avenue, New York, New York 10017. The business address of each of Walter J. Schloss and Edwin W. Schloss is c/o Associates, 52 Vanderbilt Avenue, New York, New York 10017.




                               Page 5 of 11 Pages

                  (c) Associates is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account. The present principal occupation or employment of each of Walter J. Schloss and Edwin W. Schloss is as a general partner of Management, the general partner of Associates.

                  (d) None of Associates, Walter J. Schloss or Edwin W. Schloss has, during the last five year, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) None of Associates, Walter J. Schloss or Edwin W. Schloss has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

                  (f) Associates is a Delaware limited partnership. Walter J. Schloss and Edwin W. Schloss are each citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  (a) The 743,000 shares of Common Stock owned by Associates (the "Partnership Shares") were distributed to Associates pursuant to the Distribution by Old Knogo of the Common Stock of the Company. The funds originally used by Associates to purchase the shares of Old Knogo Common Stock with respect to which the Partnership Shares were distributed came from its general funds on hand, which funds included capital contributions of partners and gains and losses on the sale of other securities.

                  (b) The 8,500 shares of Common Stock owned by Walter J. Schloss individually were distributed to Walter J. Schloss pursuant to the Distribution by Old Knogo of the Common Stock of the Company. The shares of Old Knogo Common Stock with respect to which such shares of Common Stock were distributed were originally purchased by Walter Schloss in open market transactions.

                  (c) The 7,000 shares of Common Stock owned by Edwin W. Schloss individually were distributed to Edwin W. Schloss pursuant to the Distribution by Old Knogo of the Common Stock of the Company. The shares of Old Knogo Common Stock with respect to which such shares of Common Stock were distributed were originally purchased by Edwin Schloss in open market transactions.

Item 4.           Purpose of Transaction.

                  Each of the Filing Persons has acquired the shares of Common Stock owned by him or it for investment purposes. None of the Filing Persons has any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that the Filing Persons may, from time to time or at any time, dispose of all or some of the shares of



                               Page 6 of 11 Pages

Common Stock owned by them, or acquire additional shares of Common Stock depending upon price and market conditions, the Filing Persons's evaluation of the Company, alternative investments and other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the date hereof, Associates beneficially owns directly 743,000 shares of Common Stock, which constitutes approximately 13.2% of the outstanding shares of Common Stock of the Company.(2) Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, the general partner of Associates, may each be deemed to be the indirect beneficial owner of the 743,000 shares of Common Stock beneficially owned directly by Associates.

                  As of the date hereof, Walter J. Schloss beneficially owns 751,500 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 13.3% of the outstanding shares of Common Stock.

                  As of the date hereof, Edwin W. Schloss beneficially owns 750,000 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 13.3% of the outstanding shares of Common Stock.

                  In addition, Walter J. Schloss provides investment advice in the ordinary course of business to four clients including a non-profit organization of which Walter J. Schloss is a member of the Board of Trustees. Walter J. Schloss may, at any given time or from time to time, possess certain indicia of investment discretion with respect to shares of Common Stock held in the accounts of his clients, but as to which Walter J. Schloss has no voting power. As of the date hereof, clients of Walter J. Schloss own 10,500 shares of Common Stock of the Company. The filing of this Statement should not be deemed an admission that Walter J. Schloss is the beneficial owner of the shares of Common Stock held in said client accounts.

                  (b) Associates has sole power to vote and dispose of the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, the general partner of Associates, may be deemed to have shared power to vote and dispose of the Partnership Shares.

                  Walter J. Schloss and Edwin W. Schloss each have sole power to vote and dispose of the shares of Common Stock beneficially owned directly by them.

                  Walter J. Schloss may have at any time or from time to time certain indicia of investment discretion (but not the power to vote) with respect to the shares of Common Stock

- --------

(2) Outstanding shares of Common Stock are based on 5,633,073 shares outstanding as reported in the Proxy Statement.



                               Page 7 of 11 Pages
held in the accounts of his clients. Walter J. Schloss disclaims beneficial ownership as to all such shares held in client accounts.

                  (c) Except for the Distribution pursuant to the Proxy Statement, there have been no transactions in Common Stock effected by Associates, Walter Schloss or Edwin Schloss, during the 60-day period ended the date hereof.

                  (d) To the best knowledge of Associates, no person other than Associates has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss may be deemed to have such rights and powers solely by reason of being general partners of Management, the general partner of Associates.

                  To the best knowledge of Walter J. Schloss, each person maintaining an investment advisory account with him has the sole right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in said person's account.

                  (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as otherwise described herein, none of the Filing Persons has any contract, arrangement, understanding or relationship with respect to any securities of the Company.

                  As compensation for investment advice rendered in the ordinary course of business, Walter J. Schloss receives an annual fee, from one of his four clients, in an amount equal to 18% of the net realized gain (excluding dividends), if any, in the value of said customer's accounts during the immediately preceding year.

Item 7.           Material to be Filed as Exhibits.

                  A copy of the agreement among each of the Filing Persons that this Statement is filed on behalf of is annexed as Exhibit A hereto, which appears on page 10 and is incorporated by reference herein.




                              Page 8 of 11 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                        /S/ WALTER J. SCHLOSS
                                        ----------------------------------------
                                        Walter J. Schloss


                                        /S/ EDWIN W. SCHLOSS
                                        ----------------------------------------
                                        Edwin W. Schloss



                                        WALTER & EDWIN SCHLOSS ASSOCIATES, L.P.
                                        By Schloss Management Company, General
                                           Partner


                                        By:/S/ WALTER J. SCHLOSS
                                           -------------------------------------
                                           Walter J. Schloss, General Partner




                                        By:/S/ EDWIN W. SCHLOSS
                                           -------------------------------------
                                           Edwin W. Schloss, General Partner




                               Page 9 of 11 Pages